November 9, 2007

C O N F I D E N T I A L

F O R  I N F O R M A T I O N  O F  S E C  S T A F F  O N L Y

Via EDGAR and facsimile to (202) 772-9210

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Choice Hotels International, Inc.

Definitive 14A

Filed March 30, 2007

File No. 001-13393

Dear Ms. Gowetski,

On behalf of Choice Hotels International, Inc., this responds to your letter of August 21, 2007, regarding our Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders. Each of your comments is set forth below, followed by our response.

Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders

Compensation Discussion and Analysis, page 14

Comment 1

Throughout your Compensation Discussion and Analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, you state on page 16 that the company’s salary pay practice is to target compensation at the competitive median (50th percentile) of the market; however, actual individual executive officer’s salaries may differ substantially due to individual differences in experience, performance and the relative differences between roles within and outside the organization. You should provide a complete analysis of the specific factors considered by the committee in determining the amounts paid for salary and the other specified elements as well as how that compared to the target median values or other benchmarks considered.

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

November 9, 2007

Response

In the future, we will more clearly set forth how and why we pay each material element of compensation and where and why we target pay as we do for named executive officers as a group. For example, we will clarify that we establish a competitive median, and use that figure as a benchmark for establishing a target salary that is within 20% of the competitive median. To the extent that a named executive officer’s actual base salary exceeds the targeted range, we will discuss the rationale and specific factors for such positioning and actual pay decisions, including but not limited to the extent such decisions are based on subjective assessments.

Role of Management, page 14

Comment 2

You state on page 14 that management may prepare and distribute to committee members agenda, meeting documents and company data as well as present specific compensation proposals to the committee. Please expand your disclosure to identify the individual members of management and briefly describe the role of each individual.

Response

In the future, we will identify and discuss in more detail the role of those executive officers who have a material role in determining the amount or form of compensation for the named executive officers. In addition, we will eliminate discussion of merely procedural or administrative activities, such as attending meetings or assembling information.

Benchmarking and Pay Positioning, page 15

Comment 3

We note that total compensation is targeted to approximate the median compensation of the competitive market data, on a size-adjusted basis, derived from a consensus of surveys conducted by nationally recognized compensation consulting firms and the median compensation of the Comparison Group. Please expand your disclosure to discuss the role of the competitive market data in benchmarking compensation and identify the component companies of the survey data, as applicable. In addition, please expand your disclosure to discuss with greater specificity the targets for the individual elements of compensation. If compensation for any named executive officer is not at the target levels, please disclose and discuss why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

November 9, 2007

Response

As stated on page 15, targeted total compensation is derived from a consensus of surveys and the median compensation of the Comparison Group. In the future, we will describe how we used the competitive market data for benchmarking compensation (i.e., whether one is weighted more heavily than others and if so, why). As to any “customized” survey, (i.e., one where we have selected the particular companies to be surveyed) we will identify the component companies. As to any other, “non-customized” survey that includes a large number of companies and/or involves companies across a number of industries, we will identify the survey and discuss the nature of the survey companies (e.g., size scope, industry scope) and why we chose to use such survey, but typically will not name the component companies in such “non-customized” surveys unless we determine that such information is material to investors’ understanding of our compensation decisions.

As set forth in our response to Comment 1, in the future, we will discuss in more detail where and why we target pay as we do for each material element of compensation and, to the extent applicable, discuss why such actual compensation is outside of the targeted range.

Annual Incentives, page 16

Comment 4

We note your description of how EPS affects annual bonuses; however, there appears to be minimal analysis of the effect individual performance has on compensation awards. We further note that the EPS-adjusted award for executive officers other than the Vice Chairman and CEO is adjusted based on the degree of achievement of individual performance objectives and these performance objectives are based in part upon a qualitative evaluation of performance but could also include licensee/customer satisfaction and RevPAR improvement in addition to other relevant measures.

Clearly disclose all individual performance objectives for each named executive officer. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement or lack of achievement of any performance objectives based in part upon a qualitative evaluation of performance or licensee/customer satisfaction and RevPAR improvement or any other measures. See Item 402(b)(2)(vii) of Regulation S-K.

Response

In the future, when discussing annual bonuses for the prior fiscal year, we will disclose company-wide financial targets to the extent that, based on the design of the plan,

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

November 9, 2007

information about such goals is material and necessary to an understanding of the plan. For example, a company-wide targeted EPS goal has traditionally been the primary material factor in determining the amount of an executive’s actual bonus. The Company’s bonus structure typically includes individual goals that may vary from executive to executive and from year to year. Achievement (or not) of such individual goals may result in adjustments to the bonus amount determined by company EPS. As the plan is currently designed, adjustments based on individual performance goals are not always material. In addition, such adjustments are not determined formulaically, even if one or more goals are quantitative in nature. Rather, determining an executive’s performance of individual goals involves a subjective assessment of level of achievement by the CEO and/or the Committee. In the future, we will discuss in more detail an individual executive’s performance with respect to the specific material individual objectives, if any, that have a material impact on determining the amount of the actual bonus earned.

Comment 5

We note the target bonuses for 2007 on page 16. Please clarify whether these target bonuses were the same for 2006.

Response

The Company hereby confirms that the target percentages were the same for 2006.

Comment 6

We note that, for the purposes of the annual incentive, EPS is adjusted at the discretion of the committee for certain non-recurring items. Please expand your disclosure to describe the extent of the committee’s discretion in adjusting any incentive award goals, including the EPS goal. In addition, please describe and quantify the non-recurring items that resulted in the adjustment to EPS.

Response

While we believe that the explanation and quantification of the adjustments described on page 17 provide a clear understanding of the discretion that was exercised by the Committee, the Company will in future filings more specifically identify and quantify any material items that serve as a basis for the Committee’s exercise of discretion.

Long-Term Incentives, page 17

Comment 7

With respect to your long-term incentive awards, we note the number of PVRSUs that vest range from 0% to 200% of the initial grant and is determined three or four years from the date of grant based upon the actual three or four year cumulative EPS compared to the performance target. Please revise to include the performance targets for 2006 and 2007, including threshold, target and maximum levels, as appropriate. Alternatively, provide on a supplemental basis a

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

November 9, 2007

detailed explanation of why you believe that disclosure of such targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). You state on page 18 that EPS targets are set at levels intended to motivate high business performance and that these targets are designed to be challenging to attain. To the extent that it is appropriate to omit specific goals, provide additional discussion and analysis regarding how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response

As indicated in our response to Comment 4, in the future, when discussing periods that have ended in the prior fiscal year, we will disclose company-wide financial targets to the extent that, based on the design of the plan, information about such goals is material and necessary to an understanding of the reported compensation. To the extent that such goals remain confidential and their disclosure would result in competitive harm to the Company (for example, where disclosure would provide signals to competitors regarding the Company’s business strategy, would assist competitors in evaluating the success of our franchise operations or would harm the Company’s ability to attract or retain franchisees), the Company will discuss the difficulty of attaining such goals by indicating, for example, whether such goals are higher or lower than past performance standards under the applicable measure or any public guidance that Choice may have provided at or about the start of the applicable performance period.

Comment 8

You state on page 18 that, in 2006, you granted Mr. White restricted stock pursuant to the company’s long-term incentive plan. Please expand your disclosure to quantify the amount of restricted stock granted, describe any conditions to vesting and discuss why Mr. White was granted restricted stock.

Response

In the future, when a grant to a named executive officer reflects material differences from the stated policy for grants, we will provide the basis or rationale for such grant as well as the material terms of the grant.

Perquisites and Related Personal Benefits, page 19

Comment 9

We note your reference to the Flexible Perquisite Program. Please expand your disclosure to describe this program, quantify the amount available for each named executive officer under this program and describe all covered expenses under the program.

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

November 9, 2007

Response

We believe that the discussion on page 19 and the disclosure in the footnotes to the Summary Compensation Table, including the information on page 23 under the caption “All Other Compensation,” quantifies and identifies the perquisites provided as required under Item 402. In the future, we will include a more precise description of the program in our Compensation Discussion and Analysis. Subject to the disclosure thresholds set forth in Instruction 4 to Item 402(c)(2)(ix), in notes to the Summary Compensation Table we will set forth the amount available to each executive, and identify the covered expenses.

Potential Payments upon Termination or Change in Control, page 28

Comment 10

We note the various severance and post-termination arrangements you have with the named executive officers and various scenarios described. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have. Refer to Items 402(j) and 402(b)(1)(iv) of Regulation S-K.

Response

In the future, we will describe the rationale for decisions made in connection with these arrangements as well as the material terms. To the extent that these arrangements affect future decisions about other compensation elements that are reported in the proxy, we will discuss them. We will also discuss why we set the material terms and payout levels where they are.

Comment 11

We note your disclosure on page 14 that Mr. Squeri and Mr. Wielgus are named executive officers for fiscal year 2006 and that their employment will terminate in 2007. Please expand your disclosure to discuss the terms of any agreements, including any specific payments to be paid, with Mr. Squeri and Mr. Wielgus in connection with their termination in 2007.

Response

The material terms of their existing arrangements are set forth under Potential Payments upon Termination or Change in Control. If Mr. Squeri and Mr. Wielgus are named executive officers in 2007, then we will again discuss their termination arrangements and specify the payments received.

Certain Relationships and Related Transactions, page 38

Comment 12

We note that the company’s Amended and Restated Basic Policies of the Board of Directors

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

November 9, 2007

require board approval of any material transactions between the company and its directors, officers, stockholders, employees or agents and affiliates. Please expand your disclosure to provide additional information describing your policies and procedures, including any standards to be applied pursuant to the Amended and Restated Basic Policies. Refer to item 404(b)(1) of Regulation S-K.

Response

In the future, we will more clearly describe the policies and procedures applicable to related transaction approval, whether arising under the Amended and Restated Basic Policies or otherwise. To the extent that the policies identify any specific standards that are to be applied in their administration, we will disclose those standards. Where policies do not require specific procedures or standards, we will note that they rely on general business judgment.

* * *

As requested in your comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (301) 592-5056 (telephone) or (301) 592-6269 (facsimile).

Very truly yours,

/s/ Bret Limage
Assistant General Counsel

Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

November 9, 2007

cc:	Compensation Committee of the Board of Directors
Charles A Ledsinger, Jr., Vice Chairman and Chief Executive Officer
Ronald O. Mueller, Esq., Gibson, Dunn & Crutcher LLP